SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

SEPRACOR INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

0% Convertible Senior Subordinated Notes Due 2024
(Title of Class of Securities)

817315AW4 and 817315AV6
(CUSIP Number of Class of Securities)

Andrew I. Koven, Esq.
Executive Vice President, General Counsel and Corporate Secretary
Sepracor Inc.
84 Waterford Drive
Marlborough, Massachusetts 01752
(508) 481-6700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with copies to:

Susan W. Murley, Esq. Lia Der Marderosian, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 (617) 526-6000	Andrew J. Pitts, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 (212) 474-1000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$370,976,500	$14,579.38

*

Estimated for purposes of calculating the amount of the filing fee only, in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes that $382,450,000 aggregate principal amount of outstanding 0% Convertible Senior Subordinated Notes due 2024 are purchased at the offer price of $970 per $1,000 principal amount.

**

The amount of the filing fee, calculated in accordance with Section 13(e)(3) of the Exchange Act, as amended by Fee Rate Advisory No. 6 for fiscal year 2008 and Fee Rate Advisory No. 2 for Fiscal Year 2009, equals $39.30 for each $1,000,000.

☒  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $14,579.38 Form or Registration No.: Schedule TO-I	Filing Party: Sepracor Inc. Date Filed: 02/17/2009

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                third-party tender offer subject to Rule 14d-1.
☒              issuer tender offer subject to Rule 13e-4.
☐                going-private transaction subject to Rule 13e-3.
☐                amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

SCHEDULE TO

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) on February 17, 2009, by Sepracor Inc., a Delaware corporation (“Sepracor”).  The Schedule TO relates to the offer by Sepracor to purchase for cash up to all of its outstanding 0% Convertible Senior Subordinated Notes due 2024 (the “Notes”) at a purchase price equal to $970 per $1,000 principal amount of the Notes (the “Purchase Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 17, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.  The Offer expired at Midnight, New York City time, at the end of March 16, 2009.

This Amendment is hereby filed to satisfy the reporting requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.  Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase and Schedule TO.

Item 4.            Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:

The Offer expired at Midnight, New York City time, at the end of March 16, 2009.  Sepracor has been advised by Global Bondholder Services Corporation, the Depositary for the Offer, that pursuant to the terms of the Offer, Notes in an aggregate principal amount of $143,445,000 were validly tendered and not validly withdrawn prior to the expiration of the Offer.  Sepracor has accepted for purchase all Notes validly tendered and not validly withdrawn.  Sepracor will promptly forward cash in payment of the aggregate purchase price to the Depository Trust Company for distribution to the holders of the tendered Notes.  The aggregate purchase price for all of the Notes validly tendered and not validly withdrawn, at a Purchase Price of $970 per $1,000 principal amount, will be $139,141,650.  Following Sepracor’s purchase of Notes pursuant to the Offer, Notes in an aggregate principal amount of $239,005,000 will remain outstanding.

On March 17, 2009, Sepracor issued a press release announcing the final results of the Offer.  A copy of the press release is attached hereto as Exhibit (a)(5)(B) and is incorporated herein by reference.

Item 12.     Exhibits.

Item 12 is hereby amended and supplemented to include the following exhibit:

(a)(5)(B)	Press Release issued by Sepracor on March 17, 2009.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEPRACOR INC.

By:	/s/ Robert F. Scumaci

Robert F. Scumaci
Executive Vice President and Chief Financial Officer

Date: March 17, 2009

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INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase dated February 17, 2009.*

(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Form of Letter to Clients.*

(a)(5)	Press Release issued by Sepracor on February 17, 2009.*

(a)(5)(B)	Press Release issued by Sepracor on March 17, 2009.+

(b)	Not applicable.

(d)(1)

Indenture dated as of September 22, 2004 by and between Sepracor, as Issuer, and JPMorgan Chase Bank, as Trustee (incorporated herein by reference to Exhibit 4.1 to Sepracor’s Current Report on Form 8-K, filed with the SEC on September 24, 2004).

(d)(2)

Registration Rights Agreement dated as of September 22, 2004 by and between Sepracor, as Issuer, and Morgan Stanley & Co. Incorporated, as Initial Purchaser (incorporated herein by reference to Exhibit 10.1 to Sepracor’s Current Report on Form 8-K, filed with the SEC on September 24, 2004).

(d)(3)

Rights Agreement, dated June 30, 2002, between Sepracor and EquiServe Trust Company, N.A., as Rights Agent (incorporated herein by reference to Exhibit 4.1 to Sepracor’s Current Report on Form 8-K, filed with the SEC on June 4, 2002).

(d)(4)	1991 Amended and Restated Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to Sepracor’s Quarterly Report on Form 10-Q, filed with the SEC on November 12, 1999).

(d)(5)	1991 Director Stock Option Plan, as amended and restated (incorporated herein by reference to Exhibit 10.3 to Sepracor’s Annual Report on Form 10-K, filed with the SEC on March 31, 1999).

(d)(6)	1997 Stock Option Plan (incorporated herein by reference to Exhibit 10.36 to Sepracor’s Annual Report on Form 10-K, filed with the SEC on March 31, 1998).

(d)(7)	1998 Employee Stock Purchase Plan, as amended (incorporated herein by reference to Exhibit 10.5 to Sepracor’s Current Report on Form 10-K, filed with the SEC on March 15, 2004).

(d)(8)	1999 Director Stock Option Plan (incorporated herein by reference to Exhibit 10.2 to Sepracor’s Quarterly Report on Form 10-Q, filed with the SEC on November 12, 1999).

(d)(9)	2000 Stock Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.9 to Sepracor’s Quarterly Report on Form 10-Q, filed with the SEC on August 8, 2009).

(d)(10)	2002 Stock Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.1 to Sepracor’s Quarterly Report on Form 10-Q, filed with the SEC on August 14, 2004).

(d)(11)

2008 Director Stock Incentive Plan (incorporated herein by reference to Exhibit 10.10 to Sepracor’s

Exhibit Number	Description
Quarterly Report on Form 10-Q, filed with the SEC on August 8, 2008).

(d)(12)

Form of Incentive Stock Option Agreement Granted under Sepracor’s 2000 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.42 to Sepracor’s Annual Report on Form 10-K, filed with the SEC on March 16, 2005).

(d)(13)

Form of Nonstatutory Stock Option Agreement Granted under Sepracor’s 2000 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.43 to Sepracor’s Annual Report on Form 10-K, filed with the SEC on March 16, 2005).

(d)(14)

Form of Restricted Stock Agreement Granted under Sepracor’s 2000 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.35 to Sepracor’s Annual Report on Form 10-K, filed with the SEC on March 1, 2007).

(d)(15)

Indenture, dated as of December 12, 2003, by and between Sepracor and JPMorgan Chase Bank, as Trustee (incorporated herein by reference to Exhibit 4.1 to Sepracor’s Current Report on Form 8-K, filed with the SEC on December 19, 2003).

(g)	Not applicable.

(h)	Not applicable.

* Previously filed on Schedule TO on February 17, 2009.
+ Filed herewith.